UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

STRAIGHT PATH COMMUNICATIONS INC.
 (Name of Issuer)

Class B Common Stock, par value $0.01 per share
 (Title of Class of Securities)

862578101
 (CUSIP Number)

The Patrick Henry Trust DTD July 31 2013
c/o Alliance Trust Company, LLC
5375 Kietzke Lane, 2nd Floor
 Reno, Nevada 89511
Attn: Gregory Crawford, Co-Manager
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2013
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON Patrick Henry Trust DTD July 31 2013 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 2,190,152 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 2,190,152

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,190,512
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

Item 1. Security and Issuer

The class of equity securities to which this Statement relates is shares of Class B common stock, par value $.01 per share (the “Shares”), of Straight Path Communications Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 5300 Hickory Park Drive, Suite 218, Glen Allen, VA 23059.

Item 2. Identity and Background

The Patrick Henry TR DTD July 31 2013 (“Trust”) is a trust formed under the laws of Nevada. The Trustee is Alliance Trust Company LLC, a limited liability company organized and existing under the laws of the State of Nevada.  The Trustor is Howard S. Jonas, the controlling stockholder of IDT Corporation, a Delaware corporation.  Upon the Company’s spin-off from IDT, the Trustor placed 2,190,512 Shares that were distributed to him in the spin-off in the Trust.  Howard Jonas retains the economic benefit of the Shares, but the Trust retains all voting and dispositive power and control with respect the Shares.  The Shares represent the sole assets of the Trust.

During the last five years, the Trust has not been convicted in a criminal proceeding. During the last five years, the Trust was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable

Item 4. Purpose of Transaction

The primary purpose of this transaction is for the Trust to have sole responsibility to manage the Shares and have unfettered discretion over voting rights and any other rights with respect to the Shares.  Pursuant to the Trust Agreement between the Trustor and Trustee, dated July 31, 2013 (the “Trust Agreement”), the Trust is irrevocable for six (6) years. .

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, the Trust is the beneficial owner of 2,190,512 Shares, which includes (i) 787,163 shares of Class A common stock (by virtue of the fact that they are convertible into the Company’s Class B common stock), and (ii) 745,789 shares of restricted shares of the Company’s Class B common stock .  This number represents approximately 19.1% of the issued and outstanding Shares, based on 11,480,373 shares issued and outstanding as of July 31, 2013.

(b) Along with the Trustor, the Trust shares the power to vote or to direct the vote of 2,190,152 Shares held by it and shares the power to dispose or to direct the disposition of those 2,190,512 Shares.

 (c) On July 31, 2013, the Trust, pursuant to the Trust Agreement with the Trustor, obtained 2,190,152 Shares.

(d) The Trustor has the right to receive the economic benefit of any dividends paid with respect to the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Trust manages the Shares pursuant to the terms and conditions set forth in the Trust Agreement.

Item 7. Material to be Filed as Exhibits

Exhibit 10.01 Trust Agreement, dated July 31, 2013 between Howard Jonas and Alliance Trust Company, LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2013

By: Alliance Trust Company, LLC, Trustee

/s/Gregory Crawford
Gregory Crawford
Co-Manager